Exhibit 99.1

NEWS RELEASE

Precision Drilling Trust Announces Closing of
PREVIOUSLY ANNOUNCED PRIVATE PLACEMENT

Calgary, Alberta, Canada – April 22, 2009

Precision Drilling Trust ("Precision") and Precision Drilling Corporation ("PDC") announced the closing of their previously announced private placement offering of $175 million aggregate principal amount of senior unsecured notes and 35,000,000 trust units (the "Trust Units") at a price of $3.00 per Trust Unit for aggregate gross proceeds of approximately $280,000,000.
The offering also includes 15,000,000 purchase warrants of the Trust entitling the holder thereof to acquire up to an additional 15,000,000 Trust Units at a price of $3.22 per Trust Unit for a period of five years from the date of issue.

The proceeds from the private placement will be used to reduce PDC's unsecured bridge facility loans of $296 million (US$235 million).

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD.UN" and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

(403) 716-4575
(403) 716-4755 (FAX)
4200, 150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251